MARAVAI LIFESCIENCES HOLDINGS, INC.

June 25, 2024

Via EDGAR Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attention: Christine Torney
     Kevin Vaughn

Re:    MARAVAI LIFESCIENCES HOLDINGS, INC.
    Form 10-K
    For the Year Ended December 31, 2023
    File No. 001-39725

Ladies and Gentlemen:

On behalf of Maravai LifeSciences Holdings, Inc. (the “Company”), we are writing to respond to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in its letter dated June 12, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 (the “2023 Form 10-K”). The Company’s responses below correspond to the caption and number of the comment (which is reproduced below in italics).

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 63

1.    We note your disclosure that you present Adjusted Free Cash Flow, which is a non-GAAP measure that you define as Adjusted EBITDA less capital expenditures. On page 66 you disclose the following: “Management uses Adjusted EBITDA to evaluate the financial performance of our business and the effectiveness of our business strategies. We present Adjusted EBITDA and Adjusted Free Cash Flow because we believe they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry, and they facilitate comparisons on a consistent basis across reporting periods. Further, we believe they are helpful in highlighting trends in our operating results because they exclude items that are not indicative of our core operating performance. Adjusted EBITDA is also a component of the financial covenant under our credit agreement that governs our ability to access more than $63.0 million in aggregate letters of credit and available borrowings under our revolving credit facility.” Please address the following regarding your presentation of these measures and the related disclosures:
•Your disclosure does not explicitly state whether Adjusted Free Cash Flow is a performance or a liquidity measure but your disclosure that you believe it is useful in highlighting trends in your operating results implies it is a performance measure. Further you reconcile Adjusted Free Cash Flow to your Adjusted EBITDA measure, which you label as a performance

Securities and Exchange Commission
June 25, 2024

measure. Considering that Free Cash Flow is considered to be a liquidity measure and your definition of Adjusted Free Cash Flow is based on adjustments to a performance measure, it appears your Adjusted Free Cash Flow measure could reflect the inappropriate comingling of performance and liquidity measures. Please revise or advise us your basis for determining this measure is appropriate as it is presented.
•Further, given its definition of Adjusted EBITDA less capital expenditures, tell us how you determined that the title “Adjusted Free Cash Flow” accurately reflects its composition and usefulness.
•Revise your future filings to clearly label each of your non-GAAP measures as performance or liquidity measures.
•Please explain how Adjusted Free Cash Flow is used by management and why you believe it is useful in highlighting trends in your operating results. Revise your future filings to expand your disclosure to explain how these non-GAAP measures provide useful information to investors. We refer you to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
•Revise to reconcile Adjusted Free Cash Flow to its most directly comparable GAAP financial measure. Tell us how you considered the guidance of Question 102.07 of the Compliance and Disclosure Interpretations related to non-GAAP measures.
•Tell us the extent to which Adjusted Free Cash Flow is also component of the financial covenant under your credit agreement.

Response: We respectfully advise the Staff that Adjusted Free Cash Flow is not intended to convey information regarding the Company’s liquidity, nor is the measure utilized as a component of the financial covenant under our credit agreement.

The Company uses Adjusted Free Cash Flow as a financial performance measure to evaluate the performance of its business and the effectiveness of its business strategies. The Company believes that Adjusted Free Cash Flow is used by analysts, investors and other interested parties to evaluate companies in our industry, and it facilitates comparisons of performance on a consistent basis across reporting periods by isolating the impact of capital expenditures which may be variable across reporting periods.

In order to clarify management’s use of Adjusted Free Cash Flow as a performance measure, and in consideration of the guidance in Question 102.07 of the Compliance and Disclosure Interpretations related to non-GAAP measures, the Company intends, in future filings, to enhance the narrative description of Adjusted Free Cash Flow to more clearly indicate that Adjusted Free Cash Flow is a performance measure and is not intended to be a cash flow or liquidity measure. The Company’s disclosure regarding the usefulness of this measure will read as follows (deletions appear as ~~strike through~~ and additions appear in bold and underlined text):

We consider a variety of financial and operating measures in assessing the performance of our business. The key measures we use to determine how our business is performing are revenue, ~~and~~ Adjusted EBITDA and Adjusted Free Cash Flow.
Adjusted EBITDA is a non-GAAP financial performance measure that we define as net (loss) income adjusted for interest, provision for income taxes, depreciation, amortization and equity-based compensation expenses. Adjusted EBITDA reflects further adjustments to eliminate the impact of certain items, including certain non-cash and other items, that we do not consider representative of our ongoing

Securities and Exchange Commission
June 25, 2024

operating performance. We also present Adjusted Free Cash Flow, which is a non-GAAP performance measure that we define as Adjusted EBITDA less capital expenditures.
Management uses Adjusted EBITDA and Adjusted Free Cash Flow to evaluate the financial performance of our business and the effectiveness of our business strategies. We present Adjusted EBITDA and Adjusted Free Cash Flow because we believe ~~they~~ both performance measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry, and they facilitate comparisons of performance on a consistent basis across reporting periods. Further, we believe the~~y~~se performance measures are helpful in highlighting trends in our operating results because they exclude items that are not indicative of our core operating performance. Adjusted EBITDA is also a component of the financial covenant under our credit agreement that governs our ability to access more than $63.0 million in aggregate letters of credit and available borrowings under our revolving credit facility. In addition, if we borrow more than $63.0 million, we are required to maintain a specified net leverage ratio. See “Liquidity and Capital Resources—Sources of Liquidity—~~Debt Covenants~~Credit Agreement” for a discussion of this financial covenant.
Adjusted EBITDA and Adjusted Free Cash Flow are not liquidity or GAAP-based cash flow measures and, therefore, may have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under GAAP. We may in the future incur expenses similar to the adjustments in the presentation of Adjusted EBITDA and Adjusted Free Cash Flow. In particular, we expect to incur meaningful share-based compensation expense in the future. Other limitations include that Adjusted EBITDA and Adjusted Free Cash Flow do not reflect:
•all expenditures or future requirements for capital expenditures or contractual commitments;
•changes in our working capital needs;
•provision for income taxes, which may be a necessary element of our costs and ability to operate;
•the costs of replacing the assets being depreciated, which will often have to be replaced in the future;
•the non-cash component of employee compensation expense; and
•the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations.
In addition, Adjusted EBITDA and Adjusted Free Cash Flow are not measures of financial performance under GAAP and may not be comparable to similarly titled measures used by other companies in our industry or across different industries.

In addition, as requested, the Company intends, in future filings, to revise its presentation of the reconciliation of Adjusted Free Cash Flow and reconcile the measure to “Net (loss) income,” its most directly comparable GAAP financial measure, and to “Adjusted EBITDA,” a non-GAAP financial performance measure, to a format similar to what follows for the years ended December 31, 2023 and 2022:

Securities and Exchange Commission
June 25, 2024

	Year Ended December 31,
	2023	2022
Net (loss) income	$(138,375)	$490,663
Add:
Amortization	27,356	24,269
Depreciation	12,898	7,566
Interest expense	45,892	20,414
Interest income	(27,727)	(2,338)
Income tax expense	756,111	60,809
EBITDA	676,155	601,383
Acquisition contingent consideration (1)	(3,286)	(7,800)
Acquisition integration costs (2)	12,695	13,362
Equity-based compensation (3)	34,588	18,670
Merger and acquisition related expenses (4)	4,392	2,416
Financing costs (5)	—	1,078
Acquisition related tax adjustment (6)	1,293	349
Tax Receivable Agreement liability adjustment (7)	(668,886)	4,102
Chief Executive Officer transition costs (8)	28	2,426
Restructuring costs (9)	6,567	—
Other (10)	1,763	1,814
Adjusted EBITDA	65,309	637,800
Capital expenditures (11)	(52,688)	(51,748)
Adjusted Free Cash Flow	$12,621	$586,052
____________________
(1)Refers to the change in the estimated fair value of contingent consideration related to completed acquisitions.
(2)Refers to incremental costs incurred to execute and integrate completed acquisitions, and retention payments in connection with these acquisitions.
(3)Refers to non-cash expense associated with equity-based compensation.
(4)Refers to diligence, legal, accounting, tax and consulting fees incurred associated with acquisitions that were pursued but not consummated.
(5)Refers to transaction costs related to the refinancing of our long-term debt that are not capitalizable.
(6)Refers to non-cash expense associated with adjustments to the carrying value of the indemnification asset recorded in connection with the acquisition of MyChem, LLC (“MyChem”), which was completed in January 2022.
(7)For the year ended December 31, 2023, refers to the adjustment of our Tax Receivable Agreement liability primarily due to remeasuring the non-current portion of the liability to zero as we no longer consider the payments under the agreement to be probable. For the year ended December 31, 2022, refers to the adjustment of our Tax Receivable Agreement liability primarily due to changes in our estimated state apportionment and the corresponding change of our estimated state tax rate.
(8)Refers to legal fees and other costs associated with the Chief Executive Officer leadership transition that occurred during July 2023.
(9)Refers to restructuring costs associated with the Cost Realignment Plan, which was implemented in November 2023. Equity-based compensation benefit of $0.1 million related to forfeited equity awards in connection with the restructuring is included on the equity-based compensation line item.

Securities and Exchange Commission
June 25, 2024

(10)For the year ended December 31, 2023, refers to severance payments, legal settlement amounts, inventory step-up charges in connection with the acquisition of Alphazyme, certain working capital and other adjustments related to the acquisition of MyChem, and other non-recurring costs. For the year ended December 31, 2022, refers to the loss recognized during the period associated with certain working capital and other adjustments related to the sale of Vector Laboratories, Inc., which was completed in September 2021, and the loss incurred on extinguishment of debt.
(11)We define capital expenditures as: (i) purchases of property and equipment which are included in cash flows from investing activities, offset by government funding received; and (ii) construction costs determined to be lessor improvements recorded as prepaid lease payments and right-of-use assets, offset by government funding received. We revised our capital expenditures definition in the quarter ended March 31, 2023 to exclude the portions in accounts payable and accrued expenses.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please feel free to contact me.

Sincerely,

MARAVAI LIFESCIENCES HOLDINGS, INC.

By:	/s/ Kevin Herde
Name:	Kevin Herde
Title:	Chief Financial Officer
cc:    Kurt Oreshack
General Counsel